UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Chief Operating Officer

On December 1, 2021, Universe Pharmaceuticals INC (the “Company”) appointed Mr. Baochang Liu as the chief operating officer of the Company, effective immediately. Mr. Baochang Liu’s biographical information is set forth below.

Mr. Baochang Liu, age 42, has served as the Company’s chief operating officer since December 2021. Mr. Liu has over 17 years of experience in pharmaceutical marketing. Since December 2019, Mr. Baochang Liu has been working as the vice president of marketing and general manager of OTC department at China Shineway Pharmaceutical Group Ltd. (HKEX: 2877). From November 2015 to December 2019, Mr. Baochang Liu served as the general manager of OTC department at Chengdu Kanghong Pharmaceutical Group Co., Ltd. (SHE: 002773). Prior to that, Mr. Liu worked as the general marketing manager at Chengdu Rongyao Industry (Group) Co., Ltd. from December 2012 to November 2015. Mr. Baochang Liu obtained his bachelor’s degree in accounting and in marketing management from Harbin University of Commerce in 2004.

Mr. Baochang Liu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: December 15, 2021	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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